Exhibit 99.1

Grab co-founder Tan Hooi Ling to step down from official Grab positions by year end

SINGAPORE, May 25, 2023 -- Grab Holdings Limited (NASDAQ: GRAB) today announced that Tan Hooi Ling has informed its board of directors of her intention to step down from her operating roles at Grab, including her directorship, by the end of 2023. Tan will be transitioning into an advisory role with Grab moving forward.

Tan co-founded Grab with Anthony Tan, Group CEO, in 2012, and worked at other companies in the US before rejoining Grab in April 2015. She led various operations and technology teams as COO until the appointment of Alex Hungate in January 2022. She currently leads Grab’s technology organization, and is mentoring the next-generation of technology leaders, including Suthen Thomas, Grab’s Group Chief Technology Officer, and Philipp Kandal, Chief Product Officer. Tan has also served as a member of Grab’s Board of Directors since its public listing in December 2021.

Anthony Tan, Group CEO and Co-founder, Grab said, “I have enormous respect and love for Ling, as both a business partner and a good friend. We set the vision to build a double, now triple, bottom line company together, and I am so blessed to have found a true partner who cares deeply about the impact we create for Grabbers, our partners and our region. Ling has invested herself fully into setting up the right leadership bench and cultural foundations for Grab to thrive for the long-term, and while I will miss working with her dearly, I thank her for the many years of trust and partnership, and wholeheartedly support her decision to pursue her personal passions.”

Tan Hooi Ling, Co-founder, Grab said “Grab has been one of the most fulfilling experiences of my life. The impact we create is a reflection of who we are as a team, and I am humbled to have been able to walk alongside Anthony and the many amazing Grabbers who share the same values and work ethic to build something that improves lives in Southeast Asia.”

“People who know me well know that I am an adventurer at heart, and there are many other personal passions that I have put aside to build Grab with Anthony. With the strong leadership bench we currently have, I believe now is the right time for me to pass on the baton to our next generation of leaders, and to pursue these other passions. I look forward to seeing how Suthen, our first engineering leader who understands the nuts and bolts of Grab and the region, and Philipp, an entrepreneurial and customer-centric product leader, take our technology teams to greater heights,” she added.

The Nominating Committee of the Board will be reviewing potential candidates to supplement the Board later this year. Grab will make a further announcement upon the changes to its Board of Directors taking effect.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2022, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.